FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of April 27, 2017

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
29, Avenue de la Porte-Neuve 3rd floor
L-2227 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö   Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s
Press Release announcing  2017 First Quarter Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2017.

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Giovanni Sardagna
Tenaris
 1-888-300-5432
www.tenaris.com

Tenaris Announces 2017 First Quarter Results

The financial and operational information contained in this press release is based on unaudited consolidated condensed interim financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS. Additionally, this press release includes non-IFRS alternative performance measures i.e., EBITDA, Net cash / debt and Free Cash Flow. See exhibit I for more details on these alternative performance measures.

Luxembourg, April 26, 2017. - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) (“Tenaris”) today announced its results for the quarter ended March 31, 2017 in comparison with its results for the quarter ended March 31, 2016.

Summary of 2017 First Quarter Results

(Comparison with fourth and first quarter of 2016, with Conduit operations reclassified as discontinued operations)

	1Q 2017	4Q 2016		1Q 2016
Net sales ($ million)	1,154	1,046	10%	1,206	(4%)
Operating income ($ million)	36	6	519%	29	23%
Net income ($ million)	206	24	740%	28	636%
Shareholders’ net income ($ million)	205	34	507%	18	1029%
Earnings per ADS ($)	0.35	0.06	507%	0.03	1029%
Earnings per share ($)	0.17	0.03	507%	0.02	1029%
EBITDA* ($ million)	198	172	15%	191	4%
EBITDA margin (% of net sales)	17.2%	16.5%		15.8%
*EBITDA includes severance charges of $9 million in Q1 2017, $8 million in Q4 2016 and $13 million in Q1 2016. If these charges were not included EBITDA would have been $207 million (18%) in Q1 2017, $180 million (17%) in Q4 2016,and $204 million (17%) in Q1 2016.

Our sales rose 10% quarter on quarter reflecting a strong increase in demand in USA and Canada, partially offset by lower sales in the Middle East and Africa. Our EBITDA continues to recover from the low point reached in the second quarter of last year and our net income benefited from an after tax gain of $92 million from the sale of Republic Conduit and a positive income tax charge.

Net cash provided by operations was $26 million, with an increase in working capital of $105 million reflecting higher inventories and receivables. Capital expenditures amounted to $139 million and our net cash position (cash, other current investments and fixed income investments held to maturity less total borrowings) rose to $1.6 billion, including the $328 million we collected from the sale of Republic Conduit.

Market Background and Outlook

Four months into 2017, the recovery in shale drilling in the USA and Canada has been impressive. With oil and gas prices remaining rangebound ($50-55/bbl, $3.00-3.30/million BTU), however, we expect the pace of the recovery will slow down. In the rest of the world, signs of recovery are more scarce, as oil and gas companies focus on strengthening cash flow and their financial position. In Latin America, drilling activity has been recovering from a very low base and, in Argentina, various operators have announced investments in the Vaca Muerta shale play.
We estimate that global demand for OCTG products in 2017 will increase in the range of 35-40% with respect to 2016. The demand increase is concentrated in USA and Canada, where we have been implementing our Rig Direct™ program, reopening our Canadian mills and starting up the heat treatment and threading facilities of our new mill in Bay City, Texas.
Our sales and EBITDA in the second quarter should be in line with those of this first quarter as further increases in sales in the USA are counterbalanced by seasonal effects in Canada and a lower quarterly level of shipments to the Middle East. In the second half of the year, sales should increase driven by higher demand from Rig Direct™ customers in North America and Argentina and line pipe shipments to Eastern Mediterranean offshore gas projects in the fourth quarter. Our EBITDA should also increase with margins improving based on a better absorption of fixed costs. Although pricing conditions are improving, particularly in North America, average revenue per ton will continue to be held back by a changing regional mix and the prices in our Eastern Hemisphere backlog.

Analysis of 2017 First Quarter Results

Tubes Sales volume (thousand metric tons)	1Q 2017	4Q 2016		1Q 2016
Seamless	509	458	11%	366	39%
Welded	74	67	10%	146	(49%)
Total	583	526	11%	512	14%

Tubes	1Q 2017	4Q 2016		1Q 2016
(Net sales - $ million)
North America	477	336	42%	380	25%
South America	203	212	(4%)	350	(42%)
Europe	130	122	7%	133	(2%)
Middle East & Africa	230	275	(17%)	239	(4%)
Asia Pacific	46	38	20%	28	61%
Total net sales ($ million)	1,085	983	10%	1,130	(4%)
Operating income ($ million)	31	5	512%	21	46%
Operating margin (% of sales)	2.8%	0.5%		1.9%

Net sales of tubular products and services increased 10% sequentially but declined 4% year on year. In North America sales increased 42% sequentially, reflecting an increase in drilling activity in the United States and Canada. In South America sales declined 4% due to lower demand for OCTG and line pipe in Argentina partially offset by higher shipments of connectors in Brazil and higher OCTG demand in Colombia. In Europe sales increased 7% as demand for mechanical pipe and line pipe for power generation and  hydrocarbon processing industry remained stable while higher sales of OCTG in North Sea were partially offset by lower sales elsewhere. In the Middle East and Africa sales declined 17% as shipments for Zohr phase 1 were completed in January and we had a low level of demand in sub-Saharan Africa. In Asia Pacific sales increased 20% due to Rig Direct sales to Chevron in Thailand at full regimen but demand in the rest of the region continues to be low.

Operating income from tubular products and services amounted to $31 million in the first quarter of 2017, compared to $5 million in the previous quarter and $21 million in the first quarter of 2016. The sequential increase is a result of an improvement in the margin; while average selling prices remained stable, we were able to reduce our costs due to a better absorption of fixed costs on higher volumes.

Others	1Q 2017	4Q 2016		1Q 2016
Net sales ($ million)	68	63	9%	76	(10%)
Operating income ($ million)	5	1	675%	8	(34%)
Operating income (% of sales)	7.9%	1.1%		10.8%

Net sales of other products and services increased 9% sequentially but declined 10% year on year. The sequential increase in sales and operating income is due to increased revenues of sucker rods, coiled tubing and excess energy.
Selling, general and administrative expenses, or SG&A, amounted to $294 million, or 25.5% of net sales, in the first quarter of 2017, compared to $280 million, 26.8% in the previous quarter and $279 million, 23.1% in the first quarter of 2016. Sequentially, SG&A declined as a percentage of sales due to a better absorption of fixed costs on higher sales and lower provisions for contingencies.

Financial results amounted to a loss of $4 million in the first quarter of 2017, compared to a gain of $23 million in the previous quarter and a loss of $15 million in the first quarter of 2016, mainly explained by the negative impact from Euro appreciation against the U.S. dollar on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. dollar. These results are to a large extent offset in equity, in the currency translation adjustment reserve.

Equity in earnings of non-consolidated companies generated a gain of $35 million in the first quarter of 2017, compared to a gain of $15 million in the previous quarter and a gain of $12 million the first quarter of 2016. These results are mainly derived from our equity investment in Ternium (NYSE:TX) and Usiminas (BSP:USIM).

Income tax amounted to a gain of $47 million in the first quarter of 2017, primarily reflecting the effect of the Mexican and Argentine peso revaluation on the tax base used to calculate deferred taxes at our Mexican and Argentine subsidiaries which have the U.S. dollar as their functional currency. This result offsets to a large extent the income tax charge for the same concept that was generated in the previous quarter due to a devaluation of the Mexican and Argentine peso.

Results for discontinued operations amounted to $92 million in the first quarter of 2017, reflecting the after tax result of the sale of Republic Conduit, which was closed in January 2017.

Results attributable to non-controlling interests amounted to zero in the first quarter of 2017, compared to a $9 million loss in the previous quarter and a gain of $10 million attributable to non-controlling interests in the first quarter of 2016. These results are mainly originated at our subsidiray in Japan, NKKTubes and at our pipe coating subsidiary in Nigeria.

Cash Flow and Liquidity

Net cash provided by operations during the first quarter of 2017 was $26 million, compared to $309 million in the first quarter of 2016 and $79 million used in the previous quarter.

Capital expenditures amounted to $139 million for the first quarter of 2017, compared to $158 million in the previous quarter and $230 million in the first quarter of 2016.

At the end of the quarter, our net cash position (cash, other current investments and fixed income investments held to maturity less total borrowings) amounted to $1.6 billion, compared to $1.4 billion at the beginning of the year, as in January 2017 we collected $328 million from the sale of Republic Conduit.

Conference call

Tenaris will hold a conference call to discuss the above reported results, on April 28, 2017, at 10:00 a.m. (Eastern Time). Following a brief summary, the conference call will be opened to questions. To access the conference call dial in +1 877 730 0732 within North America or +1 530 379.4676 Internationally. The access number is “ 9094268”. Please dial in 10 minutes before the scheduled start time. The conference call will be also available by webcast at www.tenaris.com/investors.

A replay of the conference call will be available on our webpage http://ir.tenaris.com/ or by phone from 1.00 pm ET on April 28th, through 11.59 pm on May 6th, 2017. To access the replay by phone, please dial 855 859 2056 or 404 537 3406 and enter passcode “9094268” when prompted.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Consolidated Condensed Interim Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2017	2016
Continuing operations	Unaudited
Net sales	1,153,860	1,206,350
Cost of sales	(823,856)	(897,062)
Gross profit	330,004	309,288
Selling, general and administrative expenses	(294,431)	(278,848)
Other operating income (expense), net	441	(1,130)
Operating income	36,014	29,310
Finance Income	12,927	19,895
Finance Cost	(5,938)	(4,304)
Other financial results	(11,415)	(30,098)
Income before equity in earnings of non-consolidated companies and income tax	31,588	14,803
Equity in earnings of non-consolidated companies	35,200	11,727
Income before income tax	66,788	26,530
Income tax	47,245	(6,441)
Income for continuing operations	114,033	20,089

Discontinued operations
Result for discontinued operations	91,542	7,861
Income for the period	205,575	27,950

Attributable to:
Owners of the parent	205,127	18,161
Non-controlling interests	448	9,789
	205,575	27,950

Consolidated Condensed Interim Statement of Financial Position
(all amounts in thousands of U.S. dollars)	At March 31, 2017		At December 31, 2016
	Unaudited
ASSETS
Non-current assets
Property, plant and equipment, net	6,048,740		6,001,939
Intangible assets, net	1,804,676		1,862,827
Investments in non-consolidated companies	598,546		557,031
Available for sale assets	21,572		21,572
Other investments	317,666		249,719
Deferred tax assets	153,277		144,613
Receivables, net	201,989	9,146,466	197,003	9,034,704
Current assets
Inventories, net	1,673,034		1,563,889
Receivables and prepayments, net	173,246		124,715
Current tax assets	151,690		140,986
Trade receivables, net	1,010,528		954,685
Other investments	1,613,665		1,633,142
Cash and cash equivalents	427,619	5,049,782	399,737	4,817,154
Assets of disposal group classified as held for sale		-		151,417
Total assets		14,196,248		14,003,275
EQUITY
Capital and reserves attributable to owners of the parent		11,530,615		11,287,417
Non-controlling interests		106,930		125,655
Total equity		11,637,545		11,413,072
LIABILITIES
Non-current liabilities
Borrowings	31,587		31,542
Deferred tax liabilities	557,764		550,657
Other liabilities	215,272		213,617
Provisions	42,280	846,903	63,257	859,073
Current liabilities
Borrowings	676,644		808,694
Current tax liabilities	102,770		101,197
Other liabilities	202,133		183,887
Provisions	25,895		22,756
Customer advances	62,265		39,668
Trade payables	642,093	1,711,800	556,834	1,713,036
Liabilities of disposal group classified as held for sale		-		18,094
Total liabilities		2,558,703		2,590,203
Total equity and liabilities		14,196,248		14,003,275

Consolidated Condensed Interim Statement of Cash Flows
	Three-month period ended March 31,
(all amounts in thousands of U.S. dollars)	2017	2016
Cash flows from operating activities	Unaudited

Income for the period	205,575	27,950
Adjustments for:
Depreciation and amortization	162,218	163,155
Income tax accruals less payments	(92,930)	(16,171)
Equity in earnings of non-consolidated companies	(35,200)	(11,727)
Interest accruals less payments, net	(8,555)	(19,399)
Changes in provisions	(17,838)	6,798
Income from the sale of Conduit business	(89,694)	-
Changes in working capital	(104,937)	102,915
Other, including currency translation adjustment	7,495	55,626
Net cash provided by operating activities	26,134	309,147

Cash flows from investing activities
Capital expenditures	(138,615)	(230,249)
Changes in advance to suppliers of property, plant and equipment	3,503	14,258
Proceeds from disposal of Conduit business	327,631	-
Loan to non-consolidated companies	(9,006)	(10,384)
Proceeds from disposal of property, plant and equipment and intangible assets	1,962	1,723
Changes in investments in securities	(48,469)	129,928
Net cash provided by (used in) investing activities	137,006	(94,724)

Cash flows from financing activities
Dividends paid to non-controlling interest in subsidiaries	-	(4,311)
Acquisitions of non-controlling interests	(18)	(366)
Proceeds from borrowings	624,183	253,471
Repayments of borrowings	(762,670)	(220,833)
Net cash (used in) provided by financing activities	(138,505)	27,961

Increase in cash and cash equivalents	24,635	242,384
Movement in cash and cash equivalents
At the beginning of the period	398,580	286,198
Effect of exchange rate changes	3,526	2,161
Increase in cash and cash equivalents	24,635	242,384
At March 31,	426,741	530,743

	At March 31,
Cash and cash equivalents	2017	2016
Cash and bank deposits	427,619	531,762
Bank overdrafts	(878)	(1,019)
	426,741	530,743

Exhibit I – Alternative performance measures

EBITDA, Earnings before interest, tax, depreciation and amortization.
EBITDA provides an analysis of the operating results excluding depreciation and amortization and impairments, as they are non-cash variables which can vary substantially from company to company depending on accounting policies and the accounting value of the assets. EBITDA is an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation. EBITDA is widely used by investors when evaluating businesses (multiples valuation), as well as by rating agencies and creditors to evaluate the level of debt, comparing EBITDA with net debt.

EBITDA is calculated in the following manner:

EBITDA= Operating results + Depreciation and amortization + Impairment charges/(reversals).

(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2017	2016
Operating income	36,014	29,310
Depreciation and amortization	162,218	163,155
Depreciation and amortization from discontinued operations	0	(1,362)
EBITDA	198,232	191,103

Net Cash / (Debt)

This is the net balance of cash and cash equivalents, other current investments and fixed income investments held to maturity less total borrowings. It provides a summary of the financial solvency and liquidity of the company. Net cash / (debt) is widely used by investors and rating agencies and creditors to assess the company’s leverage, financial strength, flexibility and risks.

Net cash/ debt  is calculated in the following manner:

Net cash= Cash and cash equivalents + Other investments (Current)+ Fixed income investments held to maturity – Borrowings (Current and Non-current).

(all amounts in thousands of U.S. dollars)	At March 31,
	2017	2016
Cash and cash equivalents	427,619	531,762
Other current investments	1,613,665	2,036,183
Fixed income investments held to maturity	316,003	367,834
Borrowings – current and non-current	(708,231)	(999,622)
Net cash / (debt)	1,649,056	1,936,157

Free Cash Flow

Free cash flow is a measure of financial performance, calculated as operating cash flow less capital expenditures. FCF represents the cash that a company is able to generate after spending the money required to maintain or expand its asset base.

Free cash flow is calculated in the following manner:

Free cash flow= Net cash (used in) provided by operating activities – Capital expenditures.

	Three-month period ended March 31,
	2017	2016
Net cash provided by operating activities	26,134	309,147
Capital expenditures	(138,615)	(230,249)
Free cash flow	(112,481)	78,898